Exhibit 99.116

NexTech Presenting at The AlphaNorth Capital Conference on January 18th

New York, NY – Toronto, ON – January 17th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the leader in augmented reality (AR) for eCommerce and AR learning applications is pleased to announce that NexTech CEO Evan Gappelberg will be presenting at AlphaNorth Capital Conference at Baha Mar on Paradise Island in the Bahamas on January 18th, 2020. The company is scheduled to present in an exclusive one-on-one format to CIBC Wood Gundy, Canaccord Genuity, Scotia Wealth Management, Mackie Research Capital and other institutions, high net worth private investors as well as wealth managers.

This follows the company’s recent presentation at the Wall Street Reporter’s “Next Super Stock” livestream conference on January 15, 2020.

CLICK HERE FOR NEXT SUPER STOCK RECORDED PRESENTATION

NexTech CEO Evan Gappelberg comments, “As we continue to execute on our business plan we are very gratified to see growing investor interest in NexTech. We continue to work towards uplisting our stock and building increased investor awareness by booking more investor conferences in the coming weeks and months. 2020 looks to be a breakout year for AR/VR and NexTech, and I’m looking forward to getting our story out to more investors as the company pursues four multi-billion dollar verticals in AR, including the 3D/AR ad network which is about to be launched by the company”.

About NexTech AR Solutions Corp.

NexTech is a leader in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing four multi-billion dollar verticals in AR.

ARitize™ 3D-AR-360 Advertising Platform:

Launching in Q1 2020, the ad platform will be the industry’s first end-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ For eCommerce:

The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University:

Having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios:

Expected to launch in Q1 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

About “Next Super Stock Live!” conference:

Wall Street Reporter’s “NEXT SUPER STOCK Live!” conference is dedicated to featuring select companies that have near-term catalysts in place which can drive transformational growth (and stock appreciation) in the months ahead.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Forward Looking Statements

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that is incorporated by reference herein, except as required by applicable securities laws.

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